State of Delaware
Secretary of State
Division of Corporations
Delivered 06:53 PM 11/05/2009
FILED 06:51 PM 11/05/2009
SRV 090996008 - 4593269 FILE

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

CARBON 612 CORPORATION

Under Section 242 of the Delaware General Corporation Law

Carbon 612 Corporation, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1. The name of the corporation is Carbon 612 Corporation.

2. The Certificate of Incorporation of the Corporation is hereby amended by amending and restating Article FOURTH thereof in its entirety to read as follows:

FOURTH:

A. Classes and Number of Shares. The total number of shares of stock that the Corporation shall have authority to issue is One Hundred Ten Million (110,000,000). The classes and aggregate number of shares of each class which the Corporation shall have authority to issue are as follows:

1. One Hundred Million (100,000,000) shares of common stock, par value $0.001 per share; and

2. Ten Million (10,000,000) shares of preferred stock, par value $0.001 per share.

B. Blank Check Powers. The Corporation may issue any class of the preferred stock in any series. The Board of Directors shall have authority to establish and designate series, and to fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series, provided that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full. Shares of each such series when issued shall be designated to distinguish the shares of each series from shares of all other series.

C. Reclassification. Upon this Certificate of Amendment to the Certificate of Incorporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the "Effective Time"), each share of the Corporation's common stock issued and outstanding immediately prior to the Effective Time (the "Old Common Stock"), will

be automatically reclassified as and converted into 30,000 shares of the Corporation's common stock (the "New Common Stock"). Any stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of the New Common Stock as equals the product obtained by multiplying the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Time by 30,000 and rounding such number up to the next whole integer. The Corporation shall not be required to issue or deliver any fractional shares of New Common Stock.

3. The amendments to the Certificate of Incorporation of the Corporation herein certified have been declared advisable by the Board of Directors of the Corporation and were duly adopted by the Board of Directors in accordance with the provisions of Sections 242 of the General Corporation Law of the State of Delaware (the "DGCL") and such amendments were duly adopted by the sole stockholder entitled to vote thereon in accordance with the provisions of Section 228 of the DGCL.

IN WITNESS WHEREOF, said Carbon 612 Corporation has caused this Certificate to be signed by Ezra Green, its President and Chief Executive Officer, this 3rd day of November, 2009.

CARBON 612 CORPORATION

By: ______________________

Name: Ezra Green

Title: President and Chief Executive Officer